SCHEDULE 13G
                                 (Rule 13d-102)

  Information Statement Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                    Thereto Filed Pursuant to Rule 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                    Advanced Semiconductor Engineering, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                  Common Shares, par value NT$10.00 per share*
                  -------------------------------------------
                         (Title of Class of Securities)

                                 Not applicable
                                 --------------
                                 (CUSIP Number)

                               December 31, 2001
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

* Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares representing Common Shares.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

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CUSIP No. N/A                                                  Page 1 of 4 Pages
-------------                                                  -----------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     ASE ENTERPRISES LIMITED
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong
--------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER
                                         634,595,834
                                   ---------------------------------------------
    NUMBER OF                      6     SHARED VOTING POWER
     SHARES                              -0-
  BENEFICIALLY                     ---------------------------------------------
    OWNED BY                       7     SOLE DISPOSITIVE POWER
   EACH PERSON                           634,595,834
      WITH                         ---------------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                     634,595,834
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     19.5%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                     CO
--------------------------------------------------------------------------------

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CUSIP No. N/A                                                  Page 2 of 4 Pages
-------------                                                  -----------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     AINTREE LIMITED
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER
                                         634,595,834
                                   ---------------------------------------------
    NUMBER OF                      6     SHARED VOTING POWER
     SHARES                              -0-
  BENEFICIALLY                     ---------------------------------------------
    OWNED BY                       7     SOLE DISPOSITIVE POWER
   EACH PERSON                           634,595,834
      WITH                         ---------------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     634,595,834
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     19.5%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

                     CO
--------------------------------------------------------------------------------

-------------                                                  -----------------
CUSIP No. N/A                                                  Page 3 of 4 Pages
-------------                                                  -----------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     CHANG YAO HUNG-YING
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Taiwan, Republic of China
--------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER
                                         14,270,606
                                   ---------------------------------------------
    NUMBER OF                      6     SHARED VOTING POWER
     SHARES                              634,595,834
  BENEFICIALLY                     ---------------------------------------------
    OWNED BY                       7     SOLE DISPOSITIVE POWER
   EACH PERSON                           14,270,606
      WITH                         ---------------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                         634,595,834
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     648,866,440
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     20.0%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

                     IN
--------------------------------------------------------------------------------

-------------                                                  -----------------
CUSIP No. N/A                                                  Page 4 of 4 Pages
-------------                                                  -----------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     JASON C.S. CHANG
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Taiwan, Republic of China
--------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER
                                         654,850,677
                                   ---------------------------------------------
    NUMBER OF                      6     SHARED VOTING POWER
     SHARES                              -0-
  BENEFICIALLY                     ---------------------------------------------
    OWNED BY                       7     SOLE DISPOSITIVE POWER
   EACH PERSON                           654,850,677
      WITH                         ---------------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      654,850,677
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     20.1%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

                     IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

        Advanced Semiconductor Engineering, Inc. (the "Company")


Item 1(b).  Address of Issuer's Principal Executive Offices.

        26 Chin Third Road
        Nantze Export Processing Zone
        Kaohsiung, Taiwan
        Republic of China


Item 2(a).  Name of Person Filing.

        ASE Enterprises Limited ("ASEE")

        Aintree Limited ("Aintree")

        Chang Yao Hung-ying

        Jason C.S. Chang

Item 2(b).  Address of Principal Business Office or, if None, Residence.

        The business address of ASEE is: 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

        The address of the registered office of Aintree is: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

        The business address of Chang Yao Hung-ying is: 10th Floor, No.420 Keelung Road, Section 1, Taipei, Taiwan, Republic of China.

        The business address of Jason C.S. Chang is: Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.


Item 2(c).  Citizenship.

        ASEE is incorporated under the laws of Hong Kong.

        Aintree is a company organized under the laws of the British Virgin Islands.

        Chang Yao Hung-ying is a citizen of Taiwan, Republic of China.

        Jason C.S. Chang is a citizen of Taiwan, Republic of China.


Item 2(d).  Title of Class of Securities.

        This statement relates to the Company's Common Shares, par value NT$10.00 per share (the "Shares").

Item 2(e).  CUSIP Number.

        Not applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

     (e) [ ]  Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        (a), (b) and (c)

        ASEE beneficially owns 634,595,834 Shares, representing approximately 19.5% of the outstanding Shares of the Company. ASEE has sole power to vote and dispose of 634,595,834 Shares. ASEE is wholly owned by Aintree, which holds 100% of ASEE in trust for the benefit of Chang Yao Hung-ying.

        Aintree beneficially owns 634,595,834 Shares, representing approximately 19.5% of the outstanding Shares of the Company. Aintree has sole power to vote and dispose of 634,595,834 Shares.

        Chang Yao Hung-ying is a director of the Company and of ASEE. Chang Yao Hung-ying, in addition to the Shares she beneficially owns through ASEE and Aintree, directly owns 14,270,606 Shares. In effect, Chang Yao Hung-ying beneficially owns 648,866,440 Shares, representing approximately 20.0% of the outstanding Shares of the Company. She has shared power to vote and to dispose of 634,595,834 Shares and sole power to vote and dispose of 14,270,606 Shares.

        Jason C.S. Chang, the Chairman and a director of the Company and a director of ASEE, is the sole shareholder and sole director of Aintree. Jason C.S. Chang beneficially owns 634,595,834 Shares through Aintree, representing 19.5% of the outstanding Shares of the Company. Jason C.S. Chang, in addition to the Shares he beneficially owns through Aintree, directly owns 20,254,843 Shares. In effect, Jason C.S. Chang beneficially owns 654,850,677 Shares, representing 20.1% of the outstanding Shares of the Company. He has sole power to vote and to dispose of 20,254,843 Shares.


Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.


Item 8. Identification and Classification of Members of the Group.

        Not applicable.


Item 9. Notice of Dissolution of Group.

        Not applicable.


Item 10. Certification.

        Not applicable.

                                   SIGNATURE


        After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            ASE ENTERPRISES LIMITED


                                            By: /s/ Chien-Shen Chang
                                                --------------------------------
                                                Name:  CHIEN-SHEN CHANG
                                                Title: Director



                                            AINTREE LIMITED


                                            By: /s/ Jason C.S. Chang
                                                --------------------------------
                                                Name:  JASON C.S. CHANG
                                                Title: Director


                                            By: /s/ Chang Yao Hung-Ying
                                                --------------------------------
                                                Name: CHANG YAO HUNG-YING


                                            By: /s/ Jason C.S. Chang
                                                --------------------------------
                                                Name: JASON C.S. CHANG